Filed pursuant to Rule 424(b)(3)

File No. 333-263759

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED march 26, 2024

TO THE PROSPECTUS DATED APRIL 26, 2023

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 26, 2023, Supplement No. 1 dated May 18, 2023, Supplement No. 2 dated August 17, 2023, Supplement No. 3 dated November 21, 2023, and Supplement No. 4 dated December 11, 2023. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	the reelection of Eric A. Rauscher as a manager of the Company for another three-year team;
●	the acquisition of 339 Justabout Land Co., LLC;
●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2023; and
●	our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our third follow-on offering of Notes (our “Current Offering”), on September 16, 2022. As of March 25, 2024, we have issued approximately $16.41 million of Notes in our Current Offering. As of March 25, 2024, approximately $53.59 million of Notes remain available for sale to the public under our Current Offering.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes. We commenced our second follow-on offering of Notes (our “Second Follow-on Offering”) on March 22, 2019. On September 16, 2022, we terminated our Second Follow-on Offering, having issued approximately $34.50 million in Notes.

Reelection of Eric A. Rauscher as a Manager]

On March 25, 2024, Eric A. Rauscher was reelected by our voting members to serve as a manager of the Company for an additional three-year term commencing on March 29, 2024.

The Acquisition of 339 Justabout Land Co., LLC

On February 15, 2024, we entered into a certain Membership Interest Purchase Agreement (the “Agreement”) with Mark L. Hoskins and Barrett Hoskins, pursuant to which Mark L. Hoskins and Barrett Hoskins agreed to sell to us and we agreed to purchase from Mark L. Hoskins and Barrett Hoskins 100% of the membership interests (the “Acquisition”) in 339 Justabout Land Co., LLC (“339”), a land development company, for a purchase price of approximately $3,892,000 (the “Purchase Price”). 339 was formed in 2022 and, in 2022, purchased a large tract of land in Peters Township, Washington County, Pennsylvania, a suburb of Pittsburgh. The property has since been subdivided into two parcels. One parcel is being developed into 37 lots which should be available for construction of homes starting in the summer of 2024, of which one lot was purchased and is currently owned by Benjamin Marcus Homes, LLC (“BMH”), and the other parcel will be developed into 24 lots, which should be available for construction later this year or early next year (36 lots owned by 339 which should be available for construction, together with 24 lots owned by 339 which should be available for construction, the “60 Lots”). The total expected selling price of the lots is $17,800,000. The Purchase Price was then deposited by Mark L. Hoskins and BMH, which they also own, as equity. BMH immediately repaid an intercompany debt to 339 of $892,000, which in turn was returned to us, leaving the net investment at $3,000,000. 339 was purchased subject to the debt owed by 339, which included a first position development loan from us, and two subordinate financings from lenders outside of our Company. After the Acquisition, we will have approximately $9,100,000 invested in 339 and 339 will have an additional approximately $1,900,000 in debt. We anticipate further expenditures of $2,700,000 for development, not including capitalized interest.

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On February 15, 2024, we completed the Acquisition of 339. In connection with the Acquisition, we caused 339 to enter into an agreement with BMH which gives BMH the option to purchase certain 37 lots owned by 339 for a period of one year at specified prices (the “Option Agreement”). BMH may exercise two additional one-year extensions 60 days prior to the expiration of the current option period or extension period subject to certain conditions. BMH incurred an option fee of $890,000 for the first year of the option agreement. We are also working with BMH to sell some lots to a third party. We also caused 339 to enter into a management services agreement (the “Management Services Agreement”) with BMH to manage the development of 60 Lots for a period of three years. The Management Services Agreement only pays BMH if all of the 60 Lots are sold within three years. If that is achieved, BMH will receive 67% of the profit from the sale of the 60 Lots.

As a result of the Acquisition, we have lowered the amount we are lending to BMH, our largest customer, which is owned by Mark Hoskins, and anticipate having direct sales contracts with third party builders for some of the lots, further reducing our exposure to our largest customer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our limited liability company agreement.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of lots and undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

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Economic and Industry Dynamics

During 2023, the Company continued to focus on the reduction of non-interest earning assets. As of December 31, 2023, loans classified as non-accrual were 17 or $5,912 compared to 14 or $7,177 as of December 31, 2022. In addition, as of December 31, 2023 and 2022 we had 1 foreclosed asset or $130 and 3 or $1,582, respectively.

The Company continues to lose interest income on assets that do not accrue interest. During the year ended December 31, 2023 the estimated loss on interest income related to impaired and foreclosed assets was $846. Looking ahead, we expect to continue to lose interest income on nonearning assets, however we expect credit losses to decrease in 2024 as compared to 2023

While the Company continues to face risks as it relates to the economy and the homebuilding industry, management has decided to focus on the following during 2024:

1.	Continue to manage the balance of non-interest-bearing assets, which includes foreclosed real estate and non-accrual assets.
2.	Maintain sales - we will increase our focus on fix and flips as a percentage of sales.
3.	Lower SG&A expenses.
4.	Slightly increase margin, as compared to our current spread.
5.	Maintain liquidity at a level sufficient for loan originations.
6.	Reduce credit loss and impairment expense.

During 2024, the housing market in most of the areas in which we do business will likely increase as compared to the same period of time in 2023 due to the already reduced long term mortgage interest rates, and an anticipated continuing reduction of those rates as a result of short-term interest rate cuts by the Federal Reserve Bank. We should experience no further losses from our COVID-19 loans, as the final balances of those loans were either paid off or written off in 2023, so we expect total credit losses for 2024 to be lower than 2023. There is a risk if mortgage rates continue to drop that many homeowners in existing low-rate mortgages will decide to “move up” and sell their low mortgage rate home, flooding the market with homes. Offsetting that risk is the fact that they will also increase demand for homes as they will need one to live in. Rents may become less affordable vs. owing a home, which helps our customer. While we don’t anticipate the market flooding to negatively impact us, there is little history to go by and this might cause housing prices to drop steeply, which will hurt our existing loans and also reduce new loan production.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and helping the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.

Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2023 and 2022, 29% and 27%, respectively, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2023, our next two largest customers make up 7% and 6% of our loan commitments, with loans in Cape Coral and Palm Bay, Florida, respectively. As of December 31, 2022, our next two largest customers made up 9% and 7% of our loan commitments, with loans in Cape Coral and Orlando, Florida, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while continuing to focus on our residential homebuilder customers.

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Not having funds available to us to service the commitments we have

As of December 31, 2023, our typical construction loan had about 64% of its loan amount outstanding on average. That means that on average, about 36% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2023, unfunded commitments were $25,263, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interests on our loans; or

● draw down on our lines of credit from our affiliates.

Non-payment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some non-payment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.

Nonperforming assets	As of December 31, 2023, nonperforming assets were approximately $5,605 (defined as impaired loans, net and/or loans on non-accrual plus foreclosed assets net of reserves).

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Allowance for Credit Losses

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, the modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C defines the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

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The following is performed by the Company’s Production Loan Operations department to determine the loan grades included within our loan’s receivable portfolio:

Each is rated on a scale of 1-5. With 5 being the highest rating, equal weight is given based on cash (split between average balance and ending balance), credit, and experience.

POINTS-CASH

●	Average cash should be 2% of the borrower’s total approval limit = .83 POINTS
●	Ending cash balance should be 1% of their total approval limit = .83 POINTS

Bank statements received from the borrower are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. The Company’s Loan Administration System (“LAS”) automatically calculates the grading points given for cash based on the borrower’s approval limits and calculated cash ending and average balances

POINTS-CREDIT

●	630 or higher credit score = 1.66

Credit scores are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. LAS automatically calculates the grading points given for credit scores based on the average of the scores entered for the reporting agencies TransUnion and Equifax for all guarantors.

POINTS-EXPERIENCE

●	Meets minimum experience requirement according to the application matrix = 1.66

At the time of the initial application, the loan processor and underwriter determine whether the applicant meets the minimum experience requirements and enters this information into LAS under the application processing checklist. LAS then determines, based on how the question is answered, how many points are allocated to this category.

At the time of each loan approval, the underwriter confirms the grade calculated by LAS prior to signing off on the loan approval.

POINTS

Points from the three categories are added to come up with their 1-5 rating. The grading scale is as follows:

●	Rating Score of 4+ = A
●	Rating Score of 2.49 – 3.9 = B
●	Rating Score below 2.49 = C

Once the grading is established or locked in at the time of origination the loan then is populated into the Historical Loan Loss Analysis report. This supplement populates each loan ranking at the time of origination and does not fluctuate.

Borrower’s credit rankings do change over time based on new information obtained when available.

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The CECL calculation for credit loss is performed using the following for the quantitative portion of the analysis:

1.	Commitment value which is obtained when the loan originates;
2.	Historical Originations by Ranking Bucket which is the sum of the Commitment Value obtained when the loan is closed; and
3.	Losses by Ranking Bucket which are losses expensed for loans not within foreclosure since 2018.

The Loan Committee reviews ongoing activity with regard to loans, to include discussion regarding any changes in the reserve and charge-offs. These meetings are documented within the related Board of Managers minutes.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under re-examination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2023 and 2022 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our statements of operations for the years ended December 31, 2023 and 2022:

(in thousands of dollars)	2023	2022

Net Interest Income
Interest and fee income on loans	$11,554	$10,220
Interest expense:
Interest related to secured borrowings	2,263	2,134
Interest related to unsecured borrowings	3,261	2,972
Interest expense	$5,524	$5,106

Net interest income	6,030	5,114

Less: Credit loss provision	737	930
Net interest income after credit loss provision	5,293	4,184

Non-Interest Income
Gain on sale of foreclosed assets	$8	$101
Gain on sale of real estate investments	10	–
Dividend income	-	62
Other income	80	154
Total non-interest income	$98	$317

Income	5,391	4,501

Non-Interest Expense
Selling, general and administrative	$2,696	$2,683
Depreciation and amortization	81	56
Loss on the sale of foreclosed assets	34	-
Impairment loss on foreclosed assets	2	2
Total non – Interest expense	2,813	2,741

Net income	$2,578	$1,760

Net income attributable to preferred equity holders	587	826

Net income attributable to common equity holders	$1,991	$934

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Net income for the year ended December 31, 2023 increased $818 to $2,578 when compared to the same period of 2022.

We had $58,130 and $56,650 in loan assets, net as of December 31, 2023 and 2022, respectively. As of December 31, 2023, we had 225 construction loans in 20 states with 62 borrowers and 11 development loans in six states with nine borrowers.

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2023 and 2022:

	2023		2022
Interest Income		*		*
Estimated interest income	$9,094	15%	$7,994	14%
Estimated unearned interest income due to COVID-19	(379)	(1)%	(467)	(1)%
Interest income on loans	8,715	14%	7,527	13%

Fee income on loans	3,457	5%	3,355	6%
Deferred loan fees	(618)	(1)%	(662)	(1)%
Fee income on loans, net	2,839	4%	2,693	5%

Interest and fee income on loans	11,554	18%	10,220	18%

Interest expense – secured	2,263	4%	2,134	4%
Interest expense – unsecured	3,026	5%	2,745	5%
Offering costs amortization	235	-%	227	-%
Interest expense	5,524	9%	5,106	9%
Net interest income (spread)	6,030	9%	5,114	9%

Weighted average outstanding loan asset balance	$63,586		$56,893

*Annualized amount as percentage of weighted average outstanding gross loan balance

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There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 10.25%. For most loans, the margin is fixed at 2.5%; however, for our development loans the margin is generally fixed at 7%. This component is also impacted by the lending of money with no interest cost (our equity).

Interest income on loans was 14% and 13% for the years ended December 31, 2023 and 2022, respectively. Estimated interest not earned during the year ended December 31, 2023 and 2022 due to loans impaired as a result of COVID-19 was $379 and $467, respectively.

We anticipate our standard margin to be 2.5% on all future construction loans and generally 7% on all development loans which yields a blended margin of approximately 3.5%, which may increase because some customers run past the standard repayment time and pay a higher rate of 5% starting in 2023.

● Fee income. Our construction loan fee is 5% on the amount we commit to lend, which is amortized over the expected life of each loan. When loans terminate before their expected life, the remaining fee is recognized at the termination of the loan. In 2022, we started charging an annual fee on most of our development loans which varies.

Fee income on loans before deferred loan fee adjustments decreased 1% to 5% for the year ended December 31, 2023 compared to 6% for the same period of 2022. The decrease primarily related to modification charged on certain loans during 2022.

● Amount of nonperforming assets. Generally, we can have two types of nonperforming assets that negatively affect interest spread: loans not paying interest and foreclosed assets.

As of December 31, 2023 and 2022, we had 17 impaired loans in the aggregate amount of $5,475 and 14 impaired loans in the aggregate amount of $7,177 that were not paying interest, respectively.

Foreclosed assets do not provide a monthly interest return. As of December 31, 2023 and 2022, foreclosed assets were $130 and $1,582, respectively, which resulted in a negative impact on our interest spread in both years.

Credit Loss Provision

Credit loss provision (expense throughout the year) was $737 and $930 for the years ended December 31, 2023 and 2022, respectively.

The allowance for credit losses at December 31, 2023 was $695 which primarily consisted of $258 for loans without specific reserves and $437 for loans with specific reserves.

The allowance for credit losses at December 31, 2022 was $2,527 which primarily consisted of $294 for loans without specific reserves, $246 for loans with specific reserves and $1,987 for specific reserves due to the impact of COVID-19.

Non-Interest Income

Gain on Sale of Foreclosed Assets

During the years ended December 31, 2023 and 2022, we recognized $8 and $101, respectively, as a gain on the sale of foreclosed assets which related to the sale of one and two foreclosed assets during 2023 and 2022, respectively.

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Gain on Sale of Real Estate Investments

During the year ended December 31, 2023, the Company sold two real estate investment assets and recognized a gain on the sale of $10.

Dividend Income

During January 2021, we invested $500 in Series A Preferred Units in Benjamin Marcus Homes, LLC. During March 2023, we redeemed 100% of our ownership in the Series A Preferred Units at Benjamin Marcus Homes, LLC. During the year ended December 31, 2023 and 2022, $0 and $62 of dividend income was recognized related to the Series A Preferred Units investment, respectively.

Other Income

During the year ended December 31, 2023 and 2022, we consulted for one and two of our construction and development loan customers, respectively, which included accounting guidance and recognized $80 and $154 in other income. We anticipate to continue our consulting services to our customers on an as needed basis during 2024.

Non-Interest Expense

Selling, General and Administrative (“SG&A”) Expenses

The following table displays our SG&A expenses for the years ended December 31, 2023 and 2022:

	2023	2022
Selling, general and administrative expenses
Legal and accounting	$274	$244
Salaries and related expenses	1,708	1,611
Board related expenses	108	103
Advertising	40	134
Rent and utilities	61	74
Loan and foreclosed asset expenses	87	163
Travel	182	167
Other	236	187
Total SG&A	$2,696	$2,683

SG&A expenses increased $13 to $2,696 for the year ended December 31, 2023 compared to $2,683 for the same period of 2022 due primarily to salaries and related expense.

Impairment Loss on Foreclosed Assets

During both years ended December 31, 2023 and 2022, we recognized $2 for losses on impairment of foreclosed assets.

Loss on the Sale of Foreclosed Assets

During December 31, 2023 the loss on the sale of one foreclosed asset was $34. No loss on the sale of foreclosed assets was recognized in 2022.

Consolidated Financial Position

Cash, Cash Equivalents and Restricted Cash

We try to avoid borrowing on our lines of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. As of December 31, 2023 and 2022, our cash was $3,522 and $2,996, respectively, and our restricted cash was $0 and $1,200, respectively.

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Loans Receivable, net

Commercial Loans – Construction Loan Portfolio Summary

We anticipate the aggregate balance of our construction loan portfolio will increase as built homes take longer to sell.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2023:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	2	5	$2,148	$1,504	$846	70%		5%
California	1	1	2,551	1,530	1,511	60%		5%
Connecticut	1	2	1,039	681	510	66%		5%
Florida	12	71	36,644	19,279	14,093	53%		5%
Georgia	4	8	2,963	1,831	1,229	62%		5%
Illinois	1	1	1,600	992	763	62%		5%
Indiana	1	1	335	235	79	70%		5%
Louisiana	2	3	773	541	300	70%		5%
Maryland	1	1	480	336	336	70%		5%
Missouri	1	2	820	570	439	70%		5%
New Jersey	2	5	1,985	1,563	954	79%		5%
North Carolina	8	23	10,637	6,681	2,994	63%		5%
Ohio	3	10	3,776	2,601	1,686	69%		5%
Pennsylvania	2	21	21,301	16,763	13,205	79%		5%
South Carolina	11	50	20,029	12,624	6,694	63%		5%
Tennessee	3	5	1,554	1,047	696	67%		5%
Texas	2	4	1,970	1,773	1,693	90%		5%
Utah	1	3	2,918	1,792	910	61%		5%
Virginia	3	3	857	530	474	62%		5%
Washington	1	6	2,789	2,427	2,376	87%		5%
Total	62	225	$117,169	$75,300	$51,788	64	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2022:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	1	2	$767	$537	$362	70%		5%
Connecticut	2	5	2,045	1,463	1,365	72%		5%
Delaware	1	3	1,035	725	523	70%		5%
Florida	19	113	42,605	30,573	21,155	72%		5%
Georgia	5	6	3,116	1,798	919	58%		5%
Illinois	1	1	1,245	747	586	60%		5%
Louisiana	2	4	975	628	457	64%		5%
Maryland	1	2	958	671	232	70%		5%
Michigan	3	5	1,437	1,003	979	70%		5%
New Jersey	1	5	3,127	2,259	2,769	72%		5%
New York	1	1	740	500	500	68%		5%
North Carolina	6	15	7,067	4,143	2,676	59%		5%
Ohio	2	4	1,178	831	775	71%		5%
Oregon	1	1	550	385	368	70%		5%
Pennsylvania	1	17	20,132	14,016	9,831	70%		5%
South Carolina	10	27	7,525	5,133	3,582	68%		5%
Tennessee	3	4	1,554	977	799	63%		5%
Texas	2	4	3,118	2,039	1,828	65%		5%
Utah	1	1	900	720	719	80%		5%
Virginia	2	3	924	646	213	70%		5%
Washington	1	7	3,995	2,732	2,158	54%		5%
Total	66	230	$104,993	$72,526	$52,796	69	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

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Commercial Loans – Real Estate Development Loan Portfolio Summary

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding(4)	Loan to Value Ratio(2)		Interest Spread(5)
Delaware	1	1	543	147	147	27%		7%
Florida	3	3	207	1,378	133	64%		7%
New Jersey	1	1	50	26	26	51%		7%
North Carolina	1	2	1,110	240	210	19%		7%
Pennsylvania	1	2	19,983	8,500	8,365	42%		varies
South Carolina	2	2	1,980	965	624	32%		7%
Total	9	11	$23,873	$11,256	$9,505	40	%(3)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	Gross Amount Outstanding credit balances are due to deposits on account.

(5)	The interest spread varies for the state of Pennsylvania and is 7% across other states.

11

The following is a summary of our loan portfolio to builders for land development as of December 31, 2022:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding(4)	Loan to Value Ratio(2)		Interest Spread(5)
Connecticut	1	1	$150	$180	$81	54%		7%
Delaware	1	1	543	147	147	27%		7%
Florida	4	4	175	1,196	(117)	(67)%		7%
Georgia	1	1	60	24	24	40%		7%
New Jersey	1	2	100	52	51	51%		7%
North Carolina	1	1	625	500	500	80%		7%
Pennsylvania	1	5	16,664	8,500	6,153	37%		varies
South Carolina	3	4	1,401	1,386	1,367	98%		7%
Texas	1	1	-	125	(28)	100%		7%
Total	14	20	$19,718	$12,110	$8,178	41	%(3)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,900 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	Gross Amount Outstanding credit balances are due to deposits on account.

(5)	The interest spread varies for the state of Pennsylvania and is 7% across other states.

The following is a roll forward of our loan receivables net, or construction and development loans:

	December 31, 2023	December 31, 2022

Beginning balance	$56,650	$46,943
Originations and modifications	58,216	59,408
Principal collections	(57,895)	(49,658)
Transferred from loans receivables, net	-	(556)
Transferred to loans receivables, net	-	1,017
Change in builder deposit	(217)	95
Change in allowance for credit losses	1,832	(479)
Change in loan fees, net	(456)	(120)

Ending balance	$58,130	$56,650

Credit Quality Information

Effective January 1, 2023, we adopted ASC 326, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaced the incurred loss methodology for determining out provision for credit losses and allowance for credit losses with current expected credit loss (“CECL”) model. Upon the adoption of ASC 326 the total amount of the allowance for credit losses (“ACL”) on loans estimated using the CECL methodology increased $178 compared to the total amount of the allowance recorded using the prior incurred loss model.

12

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C defines the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

Our Company construction loans are collateralized by land and real estate while our Company development loans are collateralized by land. Secured nonaccrual loans individually evaluated are also collateralized by land and real estate. Our Company has one unsecured loan that is not collateralized; however, it is fully reserved at $86 as of December 31, 2023.

The following table presents the Company’s gross loans receivable, commitment value and ACL for each respective credit rank loan pool category as of December 31, 2023.

	Loans Receivable Gross	Commitment Value	ACL
Construction Loans Collectively Evaluated:
A Credit Risk	$40,252	$59,075	$215
B Credit Risk	5,718	10,339	33
C Credit Risk	-	-	-

Development Loans Collectively Evaluated:
A Credit Risk	$8,787	$9,793	$4
B Credit Risk	172	511	-
C Credit Risk	452	454	10

Unsecured Nonaccrual Loans Individually Evaluated	$86	$81	$86

Secured Nonaccrual loans Individually Evaluated:	$5,826	$6,303	$351

Total	$61,293	$86,556	$699

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2023

	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Unsecured Nonaccrual Loans Individually Evaluated	$-	$86	$-

Secured Nonaccrual loans Individually Evaluated:	$2,495	$3,331	$-

Total	$2,495	$3,417	$-

13

For loans greater than 12 months in age that are individually evaluated, appraisals are ordered and prepared if the current appraisal is greater than 13 months old and construction is greater than 90% complete. If construction is less than 90% complete the Company uses the latest appraisal on file. At certain times the Company may choose to use a broker’s opinions of value (“BOV”) as a replacement for an appraisal if deemed more efficient by management. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, use currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

In addition, our loan portfolio includes performing, forbearance and non-accrual loans. The Company’s policies with respect to placing loans on non-accrual and individually evaluated if they are past due greater than 90 days unless management deems the loan an exception. A fair market value analysis is performed and an allowance for credit loss is established based on the results of the analysis.

The following is an aging of our gross loan portfolio as of December 31, 2023:

	Gross Loan	Current	Past Due	Past Due	Past Due	Past Due
	Value	0 - 59	60 - 89	90 - 179	180 - 269	>270
Performing Loans
A Credit Risk	$49,039	$49,039	$–	$–	$–	$–
B Credit Risk	5,890	5,890	–	–	–	–
C Credit Risk	452	452	–	–	–	–

Forbearance Loans
B Credit Risk	–	–	–	–	–	–
C Credit Risk	–	–	–	–	–	–

Unsecured Nonaccrual Loans Individually Evaluated:	86	–	–	–	–	86
Secured Nonaccrual Loans Individually Evaluated:	5,826	–	881	1,497	1,641	1,807
Total	$61,293	$55,381	$881	$1,497	$1,641	$1,893

Below is an aging schedule of loans receivable as of December 31, 2023, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4%
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

14

Below is an aging schedule of loans receivable as of December 31, 2023, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4%
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

Allowance for Credit Losses on Loans

The following table provides a roll forward of the allowance for credit losses:

	Performing Loans						Nonaccrual loans
	Construction Loans A Credit Risk	Construction Loans B Credit Risk	Construction Loans C Credit Risk	Development Loans A Credit Risk	Development Loans B Credit Risk	Development Loans C Credit Risk	Secured Individually Evaluated	Unsecured Individually Evaluated	Total
ACL December 31, 2022	$(174)	(66)	(9)	(37)	(2)	(7)	(247)	(1,986)	$(2,527)
Impact of the adoption of ASC 326	(33)	(1)	(12)	35	2	(30)	-	(139)	(178)
Charge-offs	-	-	-	-	-	-	132	2,610	2,742
Reduction in ACL for loan participations	5	-	-	-	-	-		-	5
Credit loss provision	(13)	35	21	(3)	(0)	26	(236)	(566)	(737)
ACL December 31, 2023	$(215)	(32)	-	(5)	-	(11)	(351)	(81)	$(695)

15

Allowance for Credit Losses on Unfunded Loan Commitments

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $25,263 and $23,662 as of December 31, 2023 and December 31, 2022, respectively.

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $25,263 and $23,662 as of December 31, 2023 and December 31, 2022, respectively. The allowance for credit losses is calculated at an estimated loss rate and the total commitment value for loans in our portfolio. Both the funded and unfunded portion of the allowance for credit losses are included in loans receivables, net on the Balance Sheet as of December 31, 2023. Other than unfunded commitments, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2023		December 31, 2022
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	29%	Pittsburgh, PA	27%
Second highest concentration risk	Cape Coral, FL	7%	Orlando, FL	9%
Third highest concentration risk	Orlando, FL	6%	Spokane, WA	7%

The following disclosures are presented under GAAP in effect prior to the adoption of CECL. The Company has included these disclosures to address the applicable prior periods.

16

Finance Receivables – By risk rating:

December 31, 2022

Pass	$49,955
Special mention	3,842
Classified – accruing	–
Classified – non-accrual	7,177

Total	$60,974

Finance Receivables – Method of impairment calculation:

December 31, 2022

Performing loans evaluated individually	$15,984
Performing loans evaluated collectively	37,813
Non-performing loans without a specific reserve	1,096
Non-performing loans with a specific reserve	6,081

Total evaluated collectively for credit losses	$60,974

The following is a summary of our impaired non-accrual construction and development loans as of December 31, 2022.

December 31, 2022

Unpaid principal balance (contractual obligation from customer)	$7,628
Charge-offs and payments applied	(451)
Gross value before related allowance	7,177
Related allowance	(2,233)
Value after allowance	$4,944

Below is an aging schedule of loans receivable as of December 31, 2022, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	236	$53,797	88.2%
60-89 days	4	2,570	4.2%
90-179 days	–	–	–%
180-269 days	3	528	0.9%
>270 days	7	4,079	6.7%

Subtotal	250	$60,974	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	“–	$–	–%

Total	250	$60,974	100.0%

17

Below is an aging schedule of loans receivable as of December 31, 2022, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	236	$53,797	88.2%
60-89 days	4	2,570	4.2%
90-179 days	–	–	–%
180-269 days	3	528	0.9%
>270 days	7	4,079	6.7%

Subtotal	250	$60,974	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	250	$60,974	100.0%

Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Beginning balance	$1,582	$2,724
Transferred from loans receivables, net	-	556
Transferred to loans receivables, net	-	(1,017)
Investments in foreclosed assets	125	316
Sale proceeds	(1,549)	(1,096)
Loss on sale of foreclosed assets	(34)	-
Gain on sale of foreclosed assets	8	101
Impairment loss on foreclosed assets	(2)	(2)
Ending balance	$130	$1,582

During the year ended December 31, 2023 and 2022 we reclassed 0 and 1 loan receivable, net assets to foreclosed assets, respectively.

18

Real Estate Investments

During June 2020, we acquired four lots from a borrower in exchange for the transfer of loans secured by those lots. We extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on the lots. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower. Two of the four homes sold during 2022 and the remaining two sold in 2023.

During October 2023, the Company acquired two properties to construct houses on each lot. Once the properties are fully developed and sold the use of proceeds from the sale will first apply to the land, building, furniture and interest costs to the Company and a portion of the remaining funds will be distributed as a management fee for the development of the homes.

The following table is a roll forward of real estate investment assets:

	December 31, 2023	December 31, 2022

Beginning balance	$660	$1,651
Deposits from real estate investments	-	(1,570)
Gain on sale of real estate investments	10	(1,570
Proceeds from the sale of real estate investments	(2,131)	-
Additions for construction, land and development	1,896	2,226
Ending balance	$435	$660

Customer Interest Escrow

The Pennsylvania Loans call for a funded interest escrow account which was initially funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2023 and 2022 was $12 and $646, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

We had 39 and 18 other loans active as of December 31, 2023 and 2022, respectively, which also had interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $279 and $120 as of December 31, 2023 and 2022, respectively.

Roll forward of interest escrow for the years ended December 31, 2023 and 2022:

	2023	2022

Beginning balance	$766	$479
Preferred equity dividends	47	180
Additions from Pennsylvania Loans	654	1,218
Additions from other loans	538	301
Interest, fees, principal or repaid to borrower	(1,713)	(1,412)

Ending balance	$292	$766

19

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 6% and 11% for both 2023 and 2022). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Seventh Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,000, S.K. Funding must fund the amount between $1,000 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Seventh Amendment is 10.5% calculated on a 365/366-day basis.

The Seventh Amendment had a term of 24 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least six months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In April 2021, we entered into the Eleventh Amendment (the “Eleventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Eleventh Amendment was to allow a principal increase to $2,000 from the original $1,000 in the Tenth Amendment dated January 2019. In addition, if the collateral value drops then an unsecured portion or $400 may be used until the collateral is increased back to $2,000.

The Eleventh Amendment has a term of 12 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least five months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In October of 2023, we entered into the Thirteenth Amendment (the “Thirteenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Thirteenth Amendment was to sell participating interests in a few of our loans with our largest customer. These sales are different than all of our other loan participations in that the buyer is not in a preferred risk position, and as such, the portions of the loans sold are treated as an actual loan sale. The balance of the portion sold is removed from our balance sheet. The interest on the portion sold is not reflected on our statement of operations, and there is no interest cost or loan loss related to the sold portion on our statement of operations. The fee we earn on these loans for origination and servicing is recognized over the expected life of the loan in the same way that all of our loans are.

Pursuant to the Thirteenth Amendment, the aggregate amount of the S.K. Funding’s commitment, either funded or unfunded, under certain loans purchased by S.K. Funding covered by the Thirteenth Amendment (the “Loans”) was increased to $1,650. As of the effective date of the Thirteenth Amendment, S.K. Funding has funded $1,400 and agreed to fund an additional $250 upon notice from us that such additional amount is desired to fund the Loans. In addition, the amount of the portion of any Loan purchased by S.K. Funding was adjusted to the lesser of (i) 45% of our approved appraised value or a third-party sales price if the collateral property is under agreement for sale, as applicable, and (ii) 50% of the maximum principal of the loan after deducing the loan fee. The interest rate for the Loans is the lessor of the (i) the interest rate on such Loan or (ii) 14%, calculated on a 365/366 day basis. For such amounts of the Loan amount that are unsecured, the interest rate for such amounts is 9.5%, calculated on a 365/366 day basis. The loan receivables gross principal balance of the sold portion of the Loans as of December 31, 2023 was $990.

20

The term of Thirteenth Amendment and S.K. Funding’s participation in the Loans, shall be through the repayment of the last Loan participated in by S.K. Funding pursuant to the terms of the Thirteenth Amendment.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 11.50% and 10.50% as of December 31, 2023 and 2022, respectfully. As of December 31, 2023, and 2022, the amount outstanding pursuant to the Wallach LOC was $160 and $0, respectively. For the years ended December 31, 2023 and 2022, interest expense was $18 and $0, respectively. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 11.50% and 10.50% as of December 31, 2023 and 2022. As of December 31, 2023, and 2022, the amount outstanding pursuant to the Wallach Trust LOC was $166 and $0, respectively. For the years ended December 31, 2023 and 2022, interest expense was $20 and $0, respectively. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”), William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2023 and 2022, the amount outstanding pursuant to the Myrick LOC was $0 and $35, respectively. For the years ended December 31, 2023 and 2022, interest expense was $2 and $24, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2024, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

As of December 31, 2023 and 2022, the amount outstanding pursuant to the Shuman LOC was $125. Interest expense was $13 for both years ended December 31, 2023 and 2022, respectively.

21

Line of Credit with Judith Swanson

During December 2021, the Swanson Line of Credit (“Swanson LOC”) was assigned to Judith Swanson (“Judith Swanson LOC”), as trustee of a trust. Pursuant to the Swanson Modification Agreement, the Judith Swanson LOC provides us with a revolving line of credit with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 6.75%; and
●	Due in July 2024, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Judith Swanson LOC was fully borrowed on the secured and unsecured portion of the line of credit as of December 31, 2023 and 2022. The secured balance on the Judith Swanson LOC was $5,164 and $6,473, as of December 31, 2023 and 2022, respectively. Interest expense was $556 and $500 for the years ended December 31, 2023 and 2022, respectively.

New Lines of Credit

During 2020 and 2019, we entered into one and four line of credit agreements, respectively (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us between 9.00% and 10.00%; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

The total balance of the New LOC Agreements was $3,066 and $2,790 as of December 31, 2023 and 2022, respectively. Interest expense was $230 and $287 for the year ended December 31, 2023 and 2022, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate was 5.07% per annum until it increased 1.53% to 6.60% in January 2023 and is based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $571 and $587 as of December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, interest expense was $39 and $31 respectively.

Community Loan

During June 2020, we entered into a business loan agreement with Community Bank (“Community Loan”) with the following terms:

●	Principal not to exceed $362;
●	Secured by certain of our foreclosed assets;
●	Interest rate was 3.8% per annum based on a year of 360 days; and
●	Due in July 2025.

22

During October 2022, we paid off the Community Loan principal of $217, and the loan was terminated. Interest expense for the years ended December 31, 2023 and 2022 was $0 and $10, respectively.

Secured Deferred Financing Costs

The Company had secured deferred financing costs of $3 and $4 as of December 31, 2023 and 2022, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets

	December 31, 2023		December 31, 2022
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$7,615	$5,770	$8,232	$6,065
S.K. Funding	7,358	6,500	9,049	7,100

Lender
Shuman	358	125	724	125
Jeff Eppinger	3,496	1,500	2,761	1,500
R. Scott Summers	2,177	1,003	1,334	728
John C. Solomon	598	563	1,172	563
Judith Swanson	10,038	5,164	9,571	6,473

Total	$31,640	$20,625	$32,843	$22,554

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2023 and December 31, 2022 was 9.01% and 8.60%, respectively, not including the amortization of deferred financing costs.

We generally offer four durations at any given time, ranging from 12 to 48 months from the date of issuance. Our fourth public notes offering, which was declared effective on September 16, 2022, includes a mandatory early redemption option on all Notes, provided that the proceeds are reinvested. In our historical offerings, there were limited rights of early redemption. Our 36-month Note sold in our third public notes offering had a mandatory early redemption option, subject to certain conditions.

The following table is a roll forward of our Notes Program:

	December 31, 2023	December 31, 2022

Gross notes outstanding, beginning of period	$21,576	$20,636
Notes issued	1,353	7,245
Note repayments / redemptions	(2,075)	(6,305)

Gross notes outstanding, end of period	20,854	21,576

Less deferred financing costs, net	(235)	(367)

Notes outstanding, net	$20,619	$21,209

23

The following is a roll forward of deferred financing costs:

	December 31, 2023	December 31, 2022

Deferred financing costs, beginning balance	$835	$1,061
Additions	103	223
Disposals	-	(449)
Deferred financing costs, ending balance	$938	$835
Less accumulated amortization	(703)	(468)
Deferred financing costs, net	$235	$367

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2023	December 31, 2022

Accumulated amortization, beginning balance	$468	$694
Additions	235	223
Disposals	-	(449)
Accumulated amortization, ending balance	$703	$468

Other Unsecured Debts

Our other unsecured debts are detailed below:

Loan	Maturity Date	Interest Rate(1)	December 31, 2023	December 31, 2022
Unsecured Note with Seven Kings Holdings, Inc. Senior Subordinated	Demand(2)	9.5%	$410	$500
Unsecured Line of Credit from Judith Swanson	October 2023	10.0%	1,836	527
Unsecured Line of Credit from Builder Finance, Inc. Senior Subordinated	January 2024	10.0%	750	750
Subordinated Promissory Note	April 2024	10.0%	100	100
Subordinated Promissory Note	February 2025	9.0%	600	600
Subordinated Promissory Note	October 2023	10.0%	-	400
Subordinated Promissory Note	March 2024	9.75%	500	500
Subordinated Promissory Note	December 2027	10.0%	20	20
Subordinated Promissory Note	February 2024	11.0%	20	20
Subordinated Promissory Note	January 2025	10.0%	15	15
Subordinated Promissory Note	January 2026	8.0%	-	10
Subordinated Promissory Note	March 2027	10.0%	26	-
Subordinated Promissory Note	November 2026	9.5%	200	200
Subordinated Promissory Note	October 2024	10.0%	700	700
Subordinated Promissory Note	December 2024	10.0%	100	100
Subordinated Promissory Note	April 2025	10.0%	202	202
Subordinated Promissory Note	July 2023	8.0%	-	100
Subordinated Promissory Note	July 2025	8.0%	100	-
Subordinated Promissory Note	September 2023	7.0%	-	94
Subordinated Promissory Note	September 2027	10%	108	-
Subordinated Promissory Note	October 2025	8.0%	100	100
Subordinated Promissory Note	December 2025	8.0%	180	180
Senior Subordinated Promissory Note	March 2026(3)	8.0%	374	374
Subordinated Promissory Note	August 2026	8.0%	291	291
Subordinated Promissory Note	July 2026(4)	1.0%	740	740
Junior Subordinated Promissory Note	July 2026(4)	20.0%	460	460
Senior Subordinated Promissory Note	October 2024(4)	1.0%	720	720
Junior Subordinated Promissory Note	October 2024(4)	20.0%	447	447
Subordinated Promissory Note	March 2029	10.0%	1,200	-
Subordinated Promissory Note	April 2024	10.0%	750	750
Subordinated Promissory Note	May 2027	10.0%	98	-
Subordinated Promissory Note	November 2027	10.0%	120	-
			$11,167	$8,900

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

(3)	Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

24

Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority:

	Priority Rank	December 31, 2023	December 31, 2022
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$21,196	$23,142
Secured line of credit from affiliates	2	326	35
Unsecured line of credit (senior)	3	1,160	1,250
Other unsecured debt (senior subordinated)	4	1,094	1,094
Unsecured Notes through our public offering, gross	5	20,854	21,576
Other unsecured debt (subordinated)	5	8,006	5,649
Other unsecured debt (junior subordinated)	6	907	907
Less deferred financing fees		(238)	(370)

Total		$53,305	$53,283

25

Liquidity and Capital Resources

Our primary liquidity management objective is to meet expected cash flow needs while continuing to service our business and customers. As of December 31, 2023, and 2022, we had combined loans outstanding of 236 and 250, respectively. Gross loans outstanding were $61,293 and $60,974 as of December 31, 2023 and 2022, respectively.

Our net cash provided by operating activities increased $372 to $5,063 as of December 31, 2023 compared to $4,691 for the same period of 2022. The increase was primarily due to higher net income which was $2,578 for the period ended December 31, 2023 compared to $1,760 for the same period of 2022 which was offset by the change in the accrued interest receivable balance which was $(501) as of December 31, 2023 compared to $(72) for the same period of 2022.

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $25,263 and $23,662 as of December 31, 2023 and 2022, respectively. As of December 31, 2023, other than unfunded commitments, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

To fund our combined loans, we rely on secured debt, unsecured debt, and equity, which are described in the following table:

Source of Liquidity	As of December 31, 2023	As of December 31, 2022
Secured debt, net of deferred financing costs	$21,519	$23,173
Unsecured debt, net of deferred financing costs	$31,786	$30,110
Equity*	$6,767	$7,805
Cash, cash equivalents and restricted cash	$3,522	$4,196

* Equity includes Members’ Capital and Redeemable Preferred Equity.

As of December 31, 2023 and 2022, cash, cash equivalents and restricted cash was $3,522 and $4,196, respectively. Secured debt, net of deferred financing costs decreased $ 1,654 to $21,519 as of December 31, 2023 compared to $23,173 for the same period of 2022. The decrease in secured debt was due primarily to borrowings pursuant to our loan purchase and sale agreements. However, we anticipate secured debt to decrease during 2024 as our loan receivable balances decrease.

Unsecured debt, net of deferred financing costs increased $1,676 to $31,786 as of December 31, 2023 compared to $30,110 for the same period of 2022. The increase in unsecured debt primarily related to unsecured notes sold outside of our Notes Program.

Equity decreased $1,038 to $6,767 as of December 31, 2023 compared to $7,805 for the same period of 2022.

We anticipate an increase in both common and preferred equity during the 12 months subsequent to December 31, 2023. If we are not able to maintain our equity, we will rely more heavily on raising additional funds through the Notes Program.

The total amount of our debt maturing through year ending December 31, 2024 is $35,733, which consists of secured borrowings of $20,969 and unsecured borrowings of $14,763.

Secured borrowings maturing through the year ending December 31, 2024 significantly consists of loan purchase and sale agreements with two loan purchasers (Builder Finance and S. K. Funding) and six lenders. These secured borrowings are listed as maturing over the next 12 months due primarily to their related demand loan collateral. The following are secured facilities listed as maturing in 2024 with actual maturity and renewal dates:

●	Judith Swanson – $5,164 due July 2024 and automatically renews unless notice given;
●	Shuman – $125 due July 2024 and automatically renews unless notice is given;
●	S. K. Funding – $4,500 due July 2024 and automatically renews unless notice is given;
●	S. K. Funding – $2,000 of the total due January 2024;
●	Builder Finance, Inc – $5,770 with no expiration date;
●	New LOC Agreements - $3,066 generally one-month notice and six months to reduce principal balance to zero;
●	Line of credits with affiliates - $326 and due upon demand; and
●	Mortgage Payable – $18, with payments due monthly.

26

Unsecured borrowings due by December 31, 2024 consist of Notes issued pursuant to the Notes Program and other unsecured debt of $8,430 and $6,333, respectively. To the extent that Notes issued pursuant to the Notes Program are not reinvested upon maturity, we will be required to fund the maturities, which we anticipate funding through the issuance of new Notes in our Notes Program. Historically, approximately 73% of our Note holders reinvest upon maturity. The 36 month Note in our Notes program has a mandatory early redemption option, subject to certain conditions. As of December 31, 2023, the 36-month Notes were $1,789. Our other unsecured debt has historically renewed. For more information on other unsecured borrowings, see Note 7 – Borrowings. If other unsecured borrowings are not renewed in the future, we anticipate funding such maturities through investments in our Notes Program.

Summary

We have the funding available to address the loans we have today, including our unfunded commitments. We anticipate our assets to increase during 2024, however we are prepared for an increase of our assets through the net sources and uses (12-month liquidity) listed above as well as future capital from debt, redeemable preferred equity, and regular equity. Our expectation to reduce loan asset balances is subject to changes due demand, the housing market and competition. Although our secured debt is almost entirely listed as currently due because of the underlying collateral being demand notes, the vast majority of our secured debt is either contractually set to automatically renew unless notice is given or, in the case of purchase and sale agreements, has no end date as to when the purchasers will not purchase new loans (although they are never required to purchase additional loans).

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales generally mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales generally mean lower effective interest rates for us. Slower sales also are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are well above average in many of the housing markets in the U.S. today, and our lending against these values is resulting in more risk than prior years. In some of our markets, prices of sold homes are dropping. This is both because some homes are selling for less and because the average home selling is smaller (more affordable). We anticipate declines in home values in many markets over the next 12 months. Partially offsetting the decline in home value risk, is the decline in our LTV to 65% as of December 31, 2023 compared to 69% for the same period of the prior year.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates and 30-year fixed mortgage rates. The U.S. treasury rates are used by us here to approximate CD rates Short-term interest rates have risen significantly and long-term interest rates have risen and then fallen; meanwhile, they are low historically.

27

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

28

(Source: U.S. Census Bureau)

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 14 to our consolidated financial statements for subsequent events.

29

Financial Statements

The financial statements listed below are contained in this supplement:

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers of Shepherd’s Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Shepherd’s Finance, LLC (the “Company”) as of December 31, 2023, the related consolidated statement of operations for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of Accounting Standards Codification ASC 326: Financial Instruments – Credit Losses. The Company adopted the new credit loss standard using the modified retrospective approach such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HORNE LLP

We have served as the Company’s auditor since 2023.

Brentwood, Tennessee

March 15, 2024

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Shepherd’s Finance, LLC as of December 31, 2022 and the related consolidated statements of operations, changes in members’ capital, and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shepherd’s Finance, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Shepherd’s Finance, LLC’s management. Our responsibility is to express an opinion on Shepherd’s Finance, LLC’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shepherd’s Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Warren Averett, LLC

We had served as Shepherd’s Finance, LLC’s auditor since 2018.

PCAOB #2226

Birmingham, Alabama

March 15, 2023

F-3

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2023, and 2022

(in thousands of dollars)	2023	2022

Assets
Cash and cash equivalents	$3,522	$2,996
Restricted cash	-	1,200
Accrued interest receivable	1,171	670
Loans receivable, net	58,130	56,650
Real estate investments	435	660
Foreclosed assets, net	130	1,582
Premises and equipment	828	852
Other assets	618	862
Total assets	$64,834	$65,472
Liabilities, Redeemable Preferred Equity, and Members’ Capital
Customer interest escrow	$292	$766
Accounts payable and accrued expenses	609	650
Accrued interest payable	3,861	2,921
Notes payable secured, net of deferred financing costs	21,519	23,173
Notes payable unsecured, net of deferred financing costs	31,786	30,110
Due to preferred equity member	-	47
Total liabilities	$58,067	$57,667

Commitments and Contingencies (Note 10)

Redeemable Preferred Equity
Series C preferred equity	$4,773	$5,725

Members’ Capital
Series B preferred equity	-	1,900
Class A common equity	1,994	180
Members’ capital	$1,994	$2,080

Total liabilities, redeemable preferred equity and members’ capital	$64,834	$65,472

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2023 and 2022

(in thousands of dollars)	2023	2022

Net Interest Income
Interest and fee income on loans	$11,554	$10,220
Interest expense:
Interest related to secured borrowings	2,263	2,134
Interest related to unsecured borrowings	3,261	2,972
Interest expense	$5,524	$5,106

Net interest income	6,030	5,114

Less: Credit loss provision	737	930
Net interest income after credit loss provision	5,293	4,184

Non-Interest Income
Gain on sale of foreclosed assets	$8	$101
Gain on sale of real estate investments	10	–
Dividend income	–	62
Other income	80	154
Total non-interest income	$98	$317

Income	5,391	4,501

Non-Interest Expense
Selling, general and administrative	$2,696	$2,683
Depreciation and amortization	81	56
Loss on the sale of foreclosed assets	34	–
Impairment loss on foreclosed assets	2	2
Total non – Interest expense	2,813	2,741

Net income	$2,578	$1,760

Net income attributable to preferred equity holders	584	826

Net income attributable to common equity holders	$1,994	$934

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Consolidated Statements of Changes in Members’ Capital

For the years ended December 31, 2023 and 2022

(in thousands of dollars)	Series B Preferred Equity	Class A Common Equity	Total Members’ Capital
January 1, 2022	$1,720	$(130)	$1,590
Net Income attributable to Series B and Common A equity	184	934	1,118
Contributions of Series B equity	180	-	180
Distributions to Series B equity	(184)	(624)	(808)
December 31, 2022	$1,900	$180	$2,080

Net Income attributable to Common A equity	$-	$1,991	$1,991
Contributions of Common A equity	-	1,460	1,460
Distributions to Class A equity	-	(1,286)	(1,286)
Distributions to Series B equity	(1,900)	-	(1,900)
Cumulative effect of CECL adoption as of January 1, 2023	-	(178)	(178)
Repurchase of Common A equity units	-	(180)	(180)
Stock compensation expense	-	7	7
December 31, 2023	$-	$1,994	$1,994

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(in thousands of dollars)	2023	2022

Cash flows from operations
Net income	$2,578	$1,760
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of deferred financing costs	235	227
Provision for credit losses	737	930
Change in loan origination fees, net	456	120
Depreciation and amortization	81	53
Impairment of foreclosed assets, net	2	2
Gain on sale of foreclosed assets, net	(8)	(101)
Loss on sale of foreclosed assets	34	-
Gain on sale of real estate investments	(10)	-
Net change in operating assets and liabilities:
Other assets	187	197
Accrued interest receivable	(501)	(72)
Customer interest escrow	(521)	107
Accrued interest payable	1,834	1,114
Accounts payable and accrued expenses	(41)	354

Net cash provided by operating activities	5,063	4,691

Cash flows from investing activities
Loan originations and principal collections, net	(2,851)	(10,296)
Investment in foreclosed assets	(125)	(316)
Additions for construction in real estate investments	(1,896)	(2,226)
Deposits for construction in real estate investments	-	1,570
Proceeds from sale of real estate investments	2,131	1,647
Proceeds from sale of foreclosed assets	1,549	1,096

Net cash used in investing activities	(1,192)	(8,525)

Cash flows from financing activities
Contributions from Common A equity holders	1,460	-
Contributions from preferred B equity holders	-	180
Contributions from preferred C equity holders	-	200
Distributions to preferred B equity holders	(1,900)	-
Distributions to redeemable C equity holders	(1,539)	(131)
Distributions to common equity holders	(1,286)	(624)
Proceeds from secured note payable	13,630	14,624
Repayments of secured note payable	(14,542)	(11,103)
Proceeds from unsecured notes payable	3,315	10,680
Redemptions/repayments of unsecured notes payable	(3,406)	(9,308)
Repurchase of common A equity units	(180)	-
Stock compensation expense	7	-
Deferred financing costs paid	(104)	(223)

Net cash (used in) provided by financing activities	(4,545)	4,295

Net change in cash, cash equivalents and restricted cash	(674)	461

Cash, cash equivalents and restricted cash
Beginning of period	4,196	3,735
End of period	$3,522	$4,196

Supplemental disclosure of cash flow information
Cash paid for interest	$6,464	$5,814

Non-cash investing and financing activities
Earned by Series B preferred equity holders but not distributed to customer interest escrow	$-	$47
Earned by Series B preferred equity holders and distributed to customer interest escrow	$47	$180
Foreclosed assets transferred from loans receivable, net	$-	$556
Foreclosed assets transferred to loans receivable, net	$-	$1,017
Secured and unsecured notes payable transfers	$777	$368
Accrued interest payable transferred to unsecured notes payable	$894	$657
Construction loans funded through the reduction of Secured LOC from affiliates	$-	$170

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of one consolidating subsidiary, Shepherd’s Stable Investments, LLC. The Company operates pursuant to its Second Amended and Restated Limited Liability Company Agreement by and among Daniel M. Wallach and the other members of the Company effective as of March 16, 2017, and as subsequently amended.

The Company extends commercial loans to residential homebuilders (in 20 states as of December 31, 2023) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for credit losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Our construction loans charge a fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans.

F-8

The Company records revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Our performance obligations to customers are primarily satisfied over time as the services are performed and provided to the customer.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $40 and $134 for the years ended December 31, 2023 and 2022, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash account in a deposit account which, at times, may exceed federally insured limits. The Company monitors this bank account and does not expect to incur any losses from such account.

Restricted Cash

Restricted cash is deposits received on sold real estate assets which is deemed restricted until construction is complete.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for credit losses, and adjusted for (1) the net unrecognized portion of direct costs and non-refundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of non-refundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

F-9

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Credit Losses

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, the modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C defines the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

The following is performed by the Company’s Production Loan Operations department to determine the loan grades included within our loan’s receivable portfolio:

Each is rated on a scale of 1-5. With 5 being the highest rating, equal weight is given based on cash (split between average balance and ending balance), credit, and experience.

POINTS-CASH

●	Average cash should be 2% of the borrower’s total approval limit = .83 POINTS
●	Ending cash balance should be 1% of their total approval limit = .83 POINTS

Bank statements received from the borrower are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. The Company’s Loan Administration System (“LAS”) automatically calculates the grading points given for cash based on the borrower’s approval limits and calculated cash ending and average balances

POINTS-CREDIT

●	630 or higher credit score = 1.66

Credit scores are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. LAS automatically calculates the grading points given for credit scores based on the average of the scores entered for the reporting agencies TransUnion and Equifax for all guarantors.

POINTS-EXPERIENCE

●	Meets minimum experience requirement according to the application matrix = 1.66

At the time of the initial application, the loan processor and underwriter determine whether the applicant meets the minimum experience requirements and enters this information into LAS under the application processing checklist. LAS then determines, based on how the question is answered, how many points are allocated to this category.

At the time of each loan approval, the underwriter confirms the grade calculated by LAS prior to signing off on the loan approval.

F-10

POINTS

Points from the three categories are added to come up with their 1-5 rating. The grading scale is as follows:

●	Rating Score of 4+ = A
●	Rating Score of 2.49 – 3.9 = B
●	Rating Score below 2.49 = C

Once the grading is established or locked in at the time of origination the loan then is populated into the Historical Loan Loss Analysis report. This supplement populates each loan ranking at the time of origination and does not fluctuate.

Borrower’s credit rankings do change over time based on new information obtained when available.

The CECL calculation for credit loss is performed using the following for the quantitative portion of the analysis:

1.	Commitment value which is obtained when the loan originates;
2.	Historical Originations by Ranking Bucket which is the sum of the Commitment Value obtained when the loan is closed; and
3.	Losses by Ranking Bucket which are losses expensed for loans not within foreclosure since 2018.

The Loan Committee reviews ongoing activity with regard to loans, to include discussion regarding any changes in the reserve and charge-offs. These meetings are documented within the related Board of Managers minutes.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is recorded at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is recorded on our consolidated statement of operations as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs, and we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made. Subsequently, if a foreclosed asset has an increase in fair value the increase may be recognized up to the cost basis which was determined at the foreclosure date.

Deferred Financing Costs, Net

Deferred financing costs consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

F-11

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements and disclosures to conform to the current period’s presentation.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. At December 31, 2023, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2023		December 31, 2022
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	29%	Pittsburgh, PA	27%
Second highest concentration risk	Cape Coral, FL	7%	Orlando, FL	9%
Third highest concentration risk	Orlando, FL	6%	Spokane, WA	7%

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This update to Accounting Standards Codification Topic (“ASC”) 326, Financial Instruments - Credit Losses (“ASC 326”), significantly changed the way entities recognize impairment on many financial assets by requiring immediate recognition of estimated credit losses expected to occur over the asset’s remaining life. FASB describes this impairment recognition model as the current expected credit loss (“CECL”) model and believes the CECL model will result in more timely recognition of credit losses since the CECL model incorporates expected credit losses versus incurred credit losses. The scope of FASB’s CECL model includes loans, held-to-maturity debt instruments, lease receivables, loan commitments and financial guarantees that are not accounted for at fair value.

F-12

In the remainder of these Notes to the Consolidated Financial Statements, references to CECL or to ASC 326 shall mean the accounting standards and principles set forth in ASC 326 after giving effect to ASU 2016-13. The new guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022.

The Company adopted ASU 2016-13 on January 1, 2023 and recorded a one-time cumulative-effect adjustment of $178 as disclosed in the Statement of Changes in Members’ Capital.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for credit losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Impaired Loans

The appraisals used to establish the value of impaired loans are based on similar properties at similar times; however, due to the differences in time and properties, the impaired loans are classified as Level 3. There were 17 and 14 impaired loan assets as of December 31, 2023 and December 31, 2022, respectively.

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value less cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

F-13

The following tables present the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2023 and 2022:

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2023		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets, net	$130	$130	$–	$–	$130
Impaired loans due to COVID-19, net	82	82	–	–	82
Other impaired loans, net	5,393	5,393	–	–	5,393
Total	$5,605	$5,605	$–	$–	$5,605

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2022		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets, net	$1,582	$1,582	$–	$–	$1,582
Impaired loans due to COVID-19, net	1,348	1,348	–	–	1,348
Other impaired loans, net	3,596	3,596	–	–	3,596
Total	$6,526	$6,526	$–	$–	$6,526

Fair Value of Financial Instruments

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2023 and 2022. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounded on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

The table below is a summary of fair value estimates for financial instruments:

	December 31, 2023		December 31, 2022
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash, cash equivalents and restricted cash	$3,522	$3,522	$4,196	$4,196
Loans receivable, net	58,130	58,130	56,650	56,650
Accrued interest on loans	1,171	1,171	670	670
Financial Liabilities
Customer interest escrow	292	292	766	766
Notes payable secured, net	21,519	21,519	23,173	23,173
Notes payable unsecured, net	31,786	31,786	30,110	30,110

Accrued interest payable	3,861	3,861	650	650

F-14

4. Real Estate Investment Assets

During June 2020, we acquired four lots from a borrower in exchange for the transfer of loans secured by those lots. We extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on the lots. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower. Two of the four homes sold during 2022 and the remaining two sold in 2023.

During October 2023, the Company acquired two properties to construct houses on each lot. Once the properties are fully developed and sold the use of proceeds from the sale will first apply to the land, building, furniture and interest costs to the Company and a portion of the remaining funds will be distributed as a management fee for the development of the homes.

The following table is a roll forward of real estate investment assets:

	December 31, 2023	December 31, 2022

Beginning balance	$660	$1,651
Deposits from real estate investments	-	(1,570)
Gain on sale of real estate investments	10	-
Proceeds from the sale of real estate investments	(2,131)	(1,647)
Additions for construction, land and development	1,896	2,226
Ending balance	$435	$660

5. Loans Receivables, net

Financing receivables are comprised of the following as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022

Loans receivable, gross	$61,293	$60,974
Less: Deferred loan fees	(1,772)	(1,264)
Less: Deposits	(1,056)	(839)
Plus: Deferred origination costs	360	306
Less: Allowance for credit losses	(695)	(2,527)
Loans receivable, net	$58,130	$56,650

Commercial Construction and Development Loans

Construction Loan Portfolio Summary

As of December 31, 2023, we have 62 borrowers, all of whom borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 2.5% above our cost of funds. In addition, we charge a 5% loan fee and our cost of funds was 11.53% as of December 31, 2023.

Our loans are demand loans and most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

F-15

The following is a summary of the loan portfolio to builders for home construction loans as of December 31, 2023 and 2022:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
2023	20	62	225	$117,169	$75,300	$51,788	64	%(3)	5%
2022	21	66	230	$104,993	$72,526	$52,796	69	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2023 and 2022:

Year	Number of States	Number of Borrowers	Number of Loans	Gross Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Interest Spread(4)
2023	6	9	11	$23,873	$11,256	$9,505	40	%(3)	varies
2022	8	14	20	$19,718	$12,110	$8,178	41	%(3)	varies

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid. A portion of this collateral is $0 and $1,900 as of December 31, 2023 and 2022, respectively, of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity might be difficult to sell, which may impact our ability to recover the loan balance. In addition, a portion of the collateral value is estimated based on the selling prices anticipated for the homes.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	The interest spread varies for the state of Pennsylvania and is 7% across other states.

The following is a roll forward of our loan receivables, net or construction and development loans:

	December 31, 2023	December 31, 2022

Beginning balance	$56,650	$46,943
Originations and modifications	58,216	59,408
Principal collections	(57,895)	(49,658)
Transferred from loans receivables, net	-	(556)
Transferred to loans receivables, net	-	1,017
Change in builder deposit	(217)	95
Change in allowance for credit losses	1,832	(479)
Change in loan fees, net	(456)	(120)

Ending balance	$58,130	$56,650

F-16

Credit Quality Information

Effective January 1, 2023, we adopted ASC 326, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaced the incurred loss methodology for determining out provision for credit losses and allowance for credit losses with current expected credit loss (“CECL”) model. Upon the adoption of ASC 326 the total amount of the allowance for credit losses (“ACL”) on loans estimated using the CECL methodology increased $178 compared to the total amount of the allowance recorded using the prior incurred loss model.

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C defines the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

Our Company construction loans are collateralized by land and real estate while our Company development loans are collateralized by land. Secured nonaccrual loans individually evaluated are also collateralized by land and real estate. Our Company has one unsecured loan that is not collateralized; however, it is fully reserved at $86 as of December 31, 2023.

The following table presents the Company’s gross loans receivable, commitment value and ACL for each respective credit rank loan pool category as of December 31, 2023.

	Loans Receivable Gross	Commitment Value	ACL
Construction Loans Collectively Evaluated:
A Credit Risk	$40,252	$59,075	$215
B Credit Risk	5,718	10,339	33
C Credit Risk	-	-	-

Development Loans Collectively Evaluated:
A Credit Risk	$8,787	$9,793	$4
B Credit Risk	172	511	-
C Credit Risk	452	454	10

Unsecured Nonaccrual Loans Individually Evaluated	$86	$81	$86

Secured Nonaccrual loans Individually Evaluated:	$5,826	$6,303	$351

Total	$61,293	$86,556	$699

F-17

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2023:

	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Unsecured Nonaccrual Loans Individually Evaluated	$-	$86	$-

Secured Nonaccrual loans Individually Evaluated:	$2,495	$3,331	$-

Total	$2,495	$3,417	$-

For loans greater than 12 months in age that are individually evaluated, appraisals are ordered and prepared if the current appraisal is greater than 13 months old and construction is greater than 90% complete. If construction is less than 90% complete the Company uses the latest appraisal on file. At certain times the Company may choose to use a broker’s opinions of value (“BOV”) as a replacement for an appraisal if deemed more efficient by management. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, use currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

In addition, our loan portfolio includes performing, forbearance and non-accrual loans. The Company’s policies with respect to placing loans on non-accrual and individually evaluated if they are past due greater than 90 days unless management deems the loan an exception. A fair market value analysis is performed and an allowance for credit loss is established based on the results of the analysis.

The following is an aging of our gross loan portfolio as of December 31, 2023:

	Gross Loan	Current	Past Due	Past Due	Past Due	Past Due
	Value	0 - 59	60 - 89	90 - 179	180 - 269	>270
Performing Loans
A Credit Risk	$49,039	$49,039	$–	$–	$–	$–
B Credit Risk	5,890	5,890	–	–	–	–
C Credit Risk	452	452	–	–	–	–

Forbearance Loans
B Credit Risk	–	–	–	–	–	–
C Credit Risk	–	–	–	–	–	–

Unsecured Nonaccrual loans Individually Evaluated:	86	–	–	–	–	86
Secured Nonaccrual loans Individually Evaluated:	5,826	–	881	1,497	1,641	1,807
Total	$61,293	$55,381	$881	$1,497	$1,641	$1,893

F-18

Below is an aging schedule of loans receivable as of December 31, 2023, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4%
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

Below is an aging schedule of loans receivable as of December 31, 2023, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4%
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

F-19

Allowance for Credit Losses on Loans

The following table provides a roll forward of the allowance for credit losses:

	Performing Loans						Nonaccrual loans
	Construction Loans A Credit Risk	Construction Loans B Credit Risk	Construction Loans C Credit Risk	Development Loans A Credit Risk	Development Loans B Credit Risk	Development Loans C Credit Risk	Secured Individually Evaluated	Unsecured Individually Evaluated	Total
ACL December 31, 2022	$(174)	(66)	(9)	(37)	(2)	(7)	(247)	(1,986)	$(2,527)
Impact of the adoption of ASC 326	(33)	(1)	(12)	35	2	(30)	-	(139)	(178)
Charge-offs	-	-	-	-	-	-	132	2,610	2,742
Reduction in ACL for loan participations	5	-	-	-	-	-		-	5
Credit loss provision	(13)	35	21	(3)	(0)	26	(236)	(566)	(737)
ACL December 31, 2023	$(215)	(32)	-	(5)	-	(11)	(351)	(81)	$(695)

Allowance for Credit Losses on Unfunded Loan Commitments

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $25,263 and $23,662 as of December 31, 2023 and December 31, 2022, respectively. The allowance for credit losses is calculated at an estimated loss rate and the total commitment value for loans in our portfolio. Both the funded and unfunded portion of the allowance for credit losses are included in loans receivables, net on the Balance Sheet as of December 31, 2023. Other than unfunded commitments, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2023		December 31, 2022
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	29%	Pittsburgh, PA	27%
Second highest concentration risk	Cape Coral, FL	7%	Orlando, FL	9%
Third highest concentration risk	Orlando, FL	6%	Spokane, WA	7%

The following disclosures are presented under GAAP in effect prior to the adoption of CECL. The Company has included these disclosures to address the applicable prior periods.

F-20

Finance Receivables – By risk rating:

December 31, 2022

Pass	$49,955
Special mention	3,842
Classified – accruing	–
Classified – non-accrual	7,177

Total	$60,974

Finance Receivables – Method of impairment calculation:

December 31, 2022

Performing loans evaluated individually	$15,984
Performing loans evaluated collectively	37,813
Non-performing loans without a specific reserve	1,096
Non-performing loans with a specific reserve	6,081

Total evaluated collectively for credit losses	$60,974

The following is a summary of our impaired non-accrual construction and development loans as of December 31, 2022.

December 31, 2022

Unpaid principal balance (contractual obligation from customer)	$7,628
Charge-offs and payments applied	(451)
Gross value before related allowance	7,177
Related allowance	(2,233)
Value after allowance	$4,944

Below is an aging schedule of loans receivable as of December 31, 2022, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	236	$53,797	88.2%
60-89 days	4	2,570	4.2%
90-179 days	–	–	–%
180-269 days	3	528	0.9%
>270 days	7	4,079	6.7%

Subtotal	250	$60,974	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	“–	$–	–%

Total	250	$60,974	100.0%

F-21

Below is an aging schedule of loans receivable as of December 31, 2022, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	236	$53,797	88.2%
60-89 days	4	2,570	4.2%
90-179 days	–	–	–%
180-269 days	3	528	0.9%
>270 days	7	4,079	6.7%

Subtotal	250	$60,974	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	250	$60,974	100.0%

6. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Beginning balance	$1,582	$2,724
Transferred from loans receivables, net	-	556
Transferred to loans receivables, net	-	(1,017)
Investments in foreclosed assets	125	316
Sale proceeds	(1,549)	(1,096)
Loss on sale of foreclosed assets	(34)	-
Gain on sale of foreclosed assets	8	101
Impairment loss on foreclosed assets	(2)	(2)
Ending balance	$130	$1,582

F-22

7. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2023	December 31, 2022
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$21,196	$23,142
Secured line of credit from affiliates	2	326	35
Unsecured line of credit (senior)	3	1,160	1,250
Other unsecured debt (senior subordinated)	4	1,094	1,094
Unsecured Notes through our public offering, gross	5	20,854	21,576
Other unsecured debt (subordinated)	5	8,006	5,649
Other unsecured debt (junior subordinated)	6	907	907
Less deferred financing fees		(238)	(370)

Total		$53,305	$53,283

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2024	$35,732	$8,430	$6,333	$20,969
2025	8,296	7,079	1,198	19
2026	3,451	1,366	2,065	20
2027	4,371	3,979	371	21
2028	22	-	-	22
2029 and thereafter	1,671	-	1,200	471
Total	$53,543	$20,854	$11,167	$21,522

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 85% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower. The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of loans sold to one borrower in Pennsylvania.

The timing of the Company’s principal and interest payments to S.K. Funding under the Seventh Amendment, and S.K. Funding’s obligation to fund the loans in Pennsylvania, vary depending on the total principal amount outstanding at any time, as follows:

●	If the total principal amount exceeds $1,000, S.K. Funding must fund the amount between $1,000 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Seventh Amendment is 10.5% calculated on a 365/366-day basis.

F-23

The Seventh Amendment had a term of 24 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least six months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In April 2021, we entered into the Eleventh Amendment (the “Eleventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Eleventh Amendment was to allow a principal increase to $2,000 from the original $1,000 in the Tenth Amendment dated January 2019. In addition, if the collateral value drops then an unsecured portion or $400 may be used until the collateral is increased back to $2,000.

The Eleventh Amendment has a term of 12 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least five months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In October of 2023, we entered into the Thirteenth Amendment (the “Thirteenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Thirteenth Amendment was to sell participating interests in a few of our loans with our largest customer. These sales are different than all of our other loan participations in that the buyer is not in a preferred risk position, and as such, the portions of the loans sold are treated as an actual loan sale. The balance of the portion sold is removed from our balance sheet. The interest on the portion sold is not reflected on our statement of operations, and there is no interest cost or loan loss related to the sold portion on our statement of operations. The fee we earn on these loans for origination and servicing is recognized over the expected life of the loan in the same way that all of our loans are.

Pursuant to the Thirteenth Amendment, the aggregate amount of the S.K. Funding’s commitment, either funded or unfunded, under certain loans purchased by S.K. Funding covered by the Thirteenth Amendment (the “Loans”) was increased to $1,650. As of the effective date of the Thirteenth Amendment, S.K. Funding has funded $1,400 and agreed to fund an additional $250 upon notice from us that such additional amount is desired to fund the Loans. In addition, the amount of the portion of any Loan purchased by S.K. Funding was adjusted to the lesser of (i) 45% of our approved appraised value or a third-party sales price if the collateral property is under agreement for sale, as applicable, and (ii) 50% of the maximum principal of the loan after deducing the loan fee. The interest rate for the Loans is the lessor of the (i) the interest rate on such Loan or (ii) 14%, calculated on a 365/366 day basis. For such amounts of the Loan amount that are unsecured, the interest rate for such amounts is 9.5%, calculated on a 365/366 day basis. The loan receivables gross principal balance of the sold portion of the Loans as of December 31, 2023 was $990.

The term of Thirteenth Amendment and S.K. Funding’s participation in the Loans, shall be through the repayment of the last Loan participated in by S.K. Funding pursuant to the terms of the Thirteenth Amendment.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 11.50% and 10.50% as of December 31, 2023 and 2022, respectfully. As of December 31, 2023, and 2022, the amount outstanding pursuant to the Wallach LOC was $160 and $0, respectively. For the years ended December 31, 2023 and 2022, interest expense was $18 and $0, respectively. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

F-24

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 11.50% and 10.50% as of December 31, 2023 and 2022. As of December 31, 2023, and 2022, the amount outstanding pursuant to the Wallach Trust LOC was $166 and $0, respectively. For the years ended December 31, 2023 and 2022, interest expense was $20 and $0, respectively. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”), William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2023 and 2022, the amount outstanding pursuant to the Myrick LOC was $0 and $35, respectively. For the years ended December 31, 2023 and 2022, interest expense was $2 and $24, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2024, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

As of December 31, 2023 and 2022, the amount outstanding pursuant to the Shuman LOC was $125. Interest expense was $13 for both years ended December 31, 2023 and 2022, respectively.

Line of Credit with Judith Swanson

During December 2021, the Swanson Line of Credit (“Swanson LOC”) was assigned to Judith Swanson (“Judith Swanson LOC”), as trustee of a trust. Pursuant to the Swanson Modification Agreement, the Judith Swanson LOC provides us with a revolving line of credit with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 6.75%; and
●	Due in July 2024, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Judith Swanson LOC was fully borrowed on the secured and unsecured portion of the line of credit as of December 31, 2023 and 2022. The secured balance on the Judith Swanson LOC was $5,164 and $6,473, as of December 31, 2023 and 2022, respectively. Interest expense was $556 and $500 for the years ended December 31, 2023 and 2022, respectively.

F-25

New Lines of Credit

During 2020 and 2019, we entered into one and four line of credit agreements, respectively (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us between 9.00% and 10.00%; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

The total balance of the New LOC Agreements was $3,066 and $2,790 as of December 31, 2023 and 2022, respectively. Interest expense was $230 and $287 for the year ended December 31, 2023 and 2022, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate was 5.07% per annum until it increased 1.53% to 6.60% in January 2023 and is based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $571 and $587 as of December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, interest expense was $39 and $31 respectively.

Community Loan

During June 2020, we entered into a business loan agreement with Community Bank (“Community Loan”) with the following terms:

●	Principal not to exceed $362;
●	Secured by certain of our foreclosed assets;
●	Interest rate was 3.8% per annum based on a year of 360 days; and
●	Due in July 2025.

During October 2022, we paid off the Community Loan principal of $217, and the loan was terminated. Interest expense for the years ended December 31, 2023 and 2022 was $0 and $10, respectively.

Secured Deferred Financing Costs

The Company had secured deferred financing costs of $3 and $4 as of December 31, 2023 and 2022, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2023		December 31, 2022
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$7,615	$5,770	$8,232	$6,065
S.K. Funding	7,358	6,500	9,049	7,100

Lender
Shuman	358	125	724	125
Jeff Eppinger	3,496	1,500	2,761	1,500
R. Scott Summers	2,177	1,003	1,334	728
John C. Solomon	598	563	1,172	563
Judith Swanson	10,038	5,164	9,571	6,473

Total	$31,640	$20,625	$32,843	$22,554

F-26

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2023 and December 31, 2022 was 9.01% and 8.60%, respectively, not including the amortization of deferred financing costs.

We generally offer four durations at any given time, ranging from 12 to 48 months from the date of issuance. Our fourth public notes offering, which was declared effective on September 16, 2022, includes a mandatory early redemption option on all Notes, provided that the proceeds are reinvested. In our historical offerings, there were limited rights of early redemption. Our 36-month Note sold in our third public notes offering had a mandatory early redemption option, subject to certain conditions.

The following table is a roll forward of our Notes Program:

	December 31, 2023	December 31, 2022

Gross notes outstanding, beginning of period	$21,576	$20,636
Notes issued	1,353	7,245
Note repayments / redemptions	(2,075)	(6,305)

Gross notes outstanding, end of period	20,854	21,576

Less deferred financing costs, net	(235)	(367)

Notes outstanding, net	$20,619	$21,209

The following is a roll forward of deferred financing costs:

	December 31, 2023	December 31, 2022

Deferred financing costs, beginning balance	$835	$1,061
Additions	103	223
Disposals	-	(449)
Deferred financing costs, ending balance	$939	$835
Less accumulated amortization	(703)	(468)
Deferred financing costs, net	$235	$367

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2023	December 31, 2022

Accumulated amortization, beginning balance	$468	$694
Additions	235	223
Disposals	-	(449)
Accumulated amortization, ending balance	$703	$468

F-27

Other Unsecured Debts

Our other unsecured debts are detailed below:

Loan	Maturity Date	Interest Rate(1)	December 31, 2023	December 31, 2022
Unsecured Note with Seven Kings Holdings, Inc. Senior Subordinated	Demand(2)	9.5%	$410	$500
Unsecured Line of Credit from Judith Swanson	October 2023	10.0%	1,836	527
Unsecured Line of Credit from Builder Finance, Inc. Senior Subordinated	January 2024	10.0%	750	750
Subordinated Promissory Note	April 2024	10.0%	100	100
Subordinated Promissory Note	February 2025	9.0%	600	600
Subordinated Promissory Note	October 2023	10.0%	-	400
Subordinated Promissory Note	March 2024	9.75%	500	500
Subordinated Promissory Note	December 2027	10.0%	20	20
Subordinated Promissory Note	February 2024	11.0%	20	20
Subordinated Promissory Note	January 2025	10.0%	15	15
Subordinated Promissory Note	January 2026	8.0%	-	10
Subordinated Promissory Note	March 2027	10.0%	26	-
Subordinated Promissory Note	November 2026	9.5%	200	200
Subordinated Promissory Note	October 2024	10.0%	700	700
Subordinated Promissory Note	December 2024	10.0%	100	100
Subordinated Promissory Note	April 2025	10.0%	202	202
Subordinated Promissory Note	July 2023	8.0%	-	100
Subordinated Promissory Note	July 2025	8.0%	100	-
Subordinated Promissory Note	September 2023	7.0%	-	94
Subordinated Promissory Note	September 2027	10%	108	-
Subordinated Promissory Note	October 2025	8.0%	100	100
Subordinated Promissory Note	December 2025	8.0%	180	180
Senior Subordinated Promissory Note	March 2026(3)	8.0%	374	374
Subordinated Promissory Note	August 2026	8.0%	291	291
Subordinated Promissory Note	July 2026(4)	1.0%	740	740
Junior Subordinated Promissory Note	July 2026(4)	20.0%	460	460
Senior Subordinated Promissory Note	October 2024(4)	1.0%	720	720
Junior Subordinated Promissory Note	October 2024(4)	20.0%	447	447
Subordinated Promissory Note	March 2029	10.0%	1,200	-
Subordinated Promissory Note	April 2024	10.0%	750	750
Subordinated Promissory Note	May 2027	10.0%	98	-
Subordinated Promissory Note	November 2027	10.0%	120	-
			$11,167	$8,900

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

(3)	Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

F-28

8. Redeemable Preferred Equity

Series C cumulative preferred units (“Series C Preferred Units”) are redeemable by the Company at any time, upon a change of control or liquidation, or by the investor any time after 6 years from the initial date of purchase. The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Yearly distributions of 12% of the Series C Preferred Units’ value (provided profits are available) will be made on a quarterly basis. This rate may increase if any interest rate on our public Notes offering rises above 12%. Dividends may be reinvested monthly into additional Series C Preferred Units. The Series C Preferred Units have the same preferential rights as the Series B Preferred Units as more fully described in the following note.

Roll forward of redeemable preferred equity:

	December 31, 2023	December 31, 2022

Beginning balance	$5,725	$5,014
Additions from new investment	-	200
Distributions	(1,539)	(131)
Additions from reinvestment	587	642

Ending balance	$4,773	$5,725

The following table shows the earliest redemption options for investors in Series C Preferred Units as of December 31, 2023:

Year Maturing	Total Amount Redeemable

2024	$2,486
2025	510
2026	309
2027	1,262
2028	206

Total	$4,773

During March 2023, the Company redeemed 11.78109 of the Series C Preferred Units, held by our CEO and his wife, at a redemption price of $1,178, all of which was reinvested in Common Units.

F-29

9. Members’ Capital

The Company has two classes of equity units that it classifies as Members’ Capital: Class A common units (“Class A Common Units”) and Series B cumulative preferred units (“Series B Preferred Units”). As of December 31, 2023, the Class A Common Units are held by 10 members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account.

During March 2023, the Company issued 17,371 Class A Common Units for $1,460. As of December 31, 2023 and 2022, Class A Common Units outstanding were 20,000 and 2,629, respectively.

The Series B Preferred Units were issued to the Hoskins Group through a reduction in a loan issued by the Hoskins Group to the Company. In December 2015, the Hoskins Group agreed to purchase 0.1 Series B Preferred Units for $10 at each closing of a lot to a third party in the land securing certain development loans.

During March 2023, the Company redeemed 100% of the outstanding Series B Preferred Units constituting 19 units, at a redemption price of $1,900. As of December 31, 2023 and 2022, the Hoskins Group owned a total of 0 and 19.0 Series B Preferred Units, which were issued for a total of $0 and $1,900, respectively.

On October 1, 2023, the Company entered into restricted unit agreements with Mark Reynolds, the Executive Vice President of Sales, and Catherine Loftin, the Chief Financial Officer, pursuant to which the Company issued 200 restricted common units to each of Mark Reynolds and Catherine Loftin. Vesting of the restricted common units commences from the grant date and occur thereafter on the first day of each subsequent calendar month subject to the Company satisfying monthly earnings goals, measured two months in arrears in accordance with the vesting schedule.

As of December 31, 2023 and 2022, 14 and 0 restricted common units vested and 386 and 0 restricted common units were outstanding, respectively. In addition, stock compensation expense was $7 and $0 as of December 31, 2023 and 2022, respectively.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

Both the Series B Preferred Units and the Series C Preferred Units have the same basic preferential status as compared to the Class A Common Units, and are pari passu with each other. Both Preferred Unit types include a liquidation preference and a dividend preference, as well as a 12-month recovery period for a shortfall in earnings.

10. Related Party Transactions

The Company has two loan agreements with Daniel M. Wallach, our CEO, and his wife, pursuant to which they provide the Company with the Wallach LOC and the Wallach Trust LOC. The agreements lay out the terms under which those members can lend money to us, providing that we desire the funds and the members wish to lend. The interest rate on both the Wallach LOC and the Wallach Trust LOC generally equals prime plus 3%, as more fully described in Note 7.

The Company has a loan agreement with William Myrick, our EVP (the “Myrick LOC Agreement”), pursuant to which Mr. Myrick provides us with the Myrick LOC. The Myrick LOC Agreement lays out the terms under which Mr. Myrick can lend money to us, providing that we desire the funds and Mr. Myrick wish to lend. The rate on the Myrick LOC generally equals prime plus 3%, as more fully described in Note 7.

Two of our managers, Catherine Loftin our CFO and Mark Reynolds our EVP of Sales each own 1% of our Class A common units. Barbara L. Harshman, our EVP of Operations, owns 2% of our Class A common units. Mr. Myrick owns 15.3% of our Class A common units.

Mr. Wallach and his wife’s parents own 33.29 and 5.42 of our Series C Preferred Units, respectively. One of our managers, Gregory L. Sheldon, owns 23.58 of our Series C Preferred Units.

F-30

The Company has a Senior Subordinated Promissory Note with the parents of Mr. Wallach for $375. The interest rate on the promissory note is 10% and the lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice, as more fully described in Note 7.

A son of one of our Managers’ is a minor participant in the Shuman LOC, which is more fully described in Note 7. In addition, Mr. Summers’ son is a lender to the Company pursuant to a New LOC Agreement, with principal not to exceed $2,000.

During 2021, Mr. Myrick purchased two loans from the Company for approximately $141 and both loans were serviced by the company as of December 31, 2021. One loan paid off during 2022 and the second loan paid off in 2023.

During 2021, one of our managers purchased one loans from the Company for $405. The loan paid off during 2022 and the proceeds were used to purchase another loan for $417. The loan was serviced by the company and paid off in 2023.

The Hoskins Group had a preferred equity interest in the Company as of December 31, 2022 which was paid off in 2023. The Series B Preferred Units to the Hoskins Group, as more fully described in Note 9 – Members’ Capital.

The Company has accepted investments under the Notes Program from employees, managers, members, and relatives of managers and members, with $5,454 outstanding at December 31, 2023. For the years ended December 31, 2023 and 2022 our investments from affiliates which exceed $120 through our Notes Program and other unsecured debt are detailed below:

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,		December 31,	December 31,
Investor	Finance	2023	2022	2023	2023	2022
Eric A. Rauscher	Independent Manager	$475	$475	10.00%	$48	$48

Wallach Educational Trust	Member	-	162	-%	-	11

David Wallach Living Trust	Father of Member	377	366	8.94%	34	66

Gregory L. Sheldon	Independent Manager	828	598	9.60%	79	41

Joseph Rauscher	Parent of Independent Manager	144	144	7.00%	10	7

Kenneth Summers	Independent Manager	235	208	6.29%	15	4

Schultz Family Revocable Living Trust	Trustee is Mother -in-Law of Member	183	178	8.56%	16	13

Barbara Harshman	Member	129	-	8.87%	11	-

Lamar Sheldon	Parent of Independent Manager	274	253	10.0%	27	23

Daniel and Joyce Wallach	Member	135	-	10%	14	-

Scott Summers	Son of Independent Manager	250	500	8.00%	20	10

Madison Trust Company FBO Bruce Eppinger	5% Member	1,825	-	10.5%	192	-

Miguel Ascencio	5% Member	400	-	10.0%	40	-

Paula Eppinger	Parent of 5% Member	200	-	10.0%	20	-

F-31

11. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $25,263 and $23,662 at December 31, 2023 and 2022, respectively.

12. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2023 and 2022 are as follows:

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2023	2023	2023	2023	2022	2022	2022	2022

Net interest and fee income	$1,606	$1,464	$1,509	$1,451	$1,407	$1,424	$1,242	$1,041
Credit loss provision	443	131	43	120	451	271	134	74
Net interest income after credit loss provision	1,163	1,333	1,466	1,331	956	1,153	1,108	967
Gain on sale of foreclosed assets	-	-	8	-	-	-	101	-
Gain on the sale of real estate assets	-	-	10	-	-		-	-
Dividend or other income	24	16	19	21	90	31	25	70
SG&A expense	662	591	617	826	672	603	713	695
Depreciation and amortization	20	21	20	20	20	12	12	12
Loss on sale of foreclosed assets	-	-	-	34	-	-	-	-
Impairment (gain) loss on foreclosed assets	9	-	(9)	2	(33)	35	-	-
Net income	$496	$737	$875	$470	$387	$534	$509	$330

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13. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2023 and 2022:

	2023	2022
Selling, general and administrative expenses
Legal and accounting	$274	$244
Salaries and related expenses	1,708	1,611
Board related expenses	108	103
Advertising	40	134
Rent and utilities	61	74
Loan and foreclosed asset expenses	87	163
Travel	182	167
Other	236	187
Total SG&A	$2,696	$2,683

14. Subsequent Events

Management of the Company has evaluated subsequent events through March 15, 2024, the date these consolidated financial statements were issued.

On February 15, 2024, the Company entered into a certain Membership Interest Purchase Agreement (the “Agreement”) with Mark L. Hoskins and Barrett Hoskins, pursuant to which Mark L. Hoskins and Barrett Hoskins agreed to sell to the Company and the Company agreed to purchase from Mark L. Hoskins and Barrett Hoskins 100% of the membership interests (the “Acquisition”) in 339 Justabout Land Co., LLC (“339”), a land development company, for a purchase price of approximately $3,892 (the “Purchase Price”). 339 was formed in 2022 and, in 2022, purchased a large tract of land in Peters Township, Washington County, Pennsylvania, a suburb of Pittsburgh. The property has since been subdivided into two parcels. One parcel is being developed into 37 lots which should be available for construction of homes starting in the summer of 2024, of which one lot was purchased and is currently owned by Benjamin Marcus Homes, LLC (“BMH”), and the other parcel will be developed into 24 lots, which should be available for construction later this year or early next year (36 lots owned by 339 which should be available for construction, together with 24 lots owned by 339 which should be available for construction, the “60 Lots”). The total expected selling price of the lots is $17,800. The Purchase Price was then deposited by Mark L. Hoskins and BMH, which they also own, as equity. BMH immediately repaid an intercompany debt to 339 of $892, which in turn was returned to the Company, leaving the net investment at $3,000. 339 was purchased subject to the debt owed by 339, which included a first position development loan from the Company, and two subordinate financings from lenders outside of the Company. After the Acquisition, the Company will have approximately $9,100 invested in 339 and 339 will have an additional approximately $1,900 in debt. The Company anticipates further expenditures of $2,700 for development, not including capitalized interest.

On February 15, 2024, the Company completed the Acquisition of 339. In connection with the Acquisition, the Company caused 339 to enter into an agreement with BMH which gives BMH the option to purchase certain 37 lots owned by 339 for a period of one year at specified prices (the “Option Agreement”). BMH may exercise two additional one-year extensions 60 days prior to the expiration of the current option period or extension period subject to certain conditions. BMH incurred an option fee of $890 for the first year of the option agreement. The Company is also working with BMH to sell some lots to a third party. The Company also caused 339 to enter into a management services agreement (the “Management Services Agreement”) with BMH to manage the development of 60 Lots for a period of three years. The Management Services Agreement only pays BMH if all of the 60 Lots are sold within three years. If that is achieved, BMH will receive 67% of the profit from the sale of the 60 Lots.

As a result of the Acquisition, the Company has lowered the amount it is lending to BMH, its largest customer, which is owned by Mark Hoskins, and anticipates having direct sales contracts with third party builders for some of the lots, further reducing its exposure to its largest customer.

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